Exhibit 21.1

SUBSIDIARIES OF FORTRESS NET LEASE REIT

Subsidiary	Jurisdiction of Formation
FNLR Chips on the Table LLC	Delaware
FNLR Fuji LLC	Delaware
FNLR Rex Banner LLC	Delaware
FNLR Ursa Minor LLC	Delaware
FNLR PFG Holdings LLC	Delaware
FNLR OP LP	Delaware
FNLR GP LLC	Delaware
FNLR Holdings LLC	Delaware
SP Hern Ave St. Louis MO, LLC	Delaware
101 Kindig Lane Condominium Association	Pennsylvania